Filed by NYSE Group, Inc.
               Pursuant to Rule 425 under the Securities Act of 1933,as amended, and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended
                                                              Subject Companies:
                                                   New York Stock Exchange, Inc.
                                                      Archipelago Holdings, Inc.
                                                 (Commission File No. 001-32274)

                                                           Date: August 16, 2005

     On August 15, 2005, the New York Stock Exchange, Inc. held a teleconference to announce its financial results for the second quarter of 2005. The New Stock Exchange, Inc. made a transcript of this teleconference available on its website on August 16, 2005. A copy of this transcript follows:

NEW YORK STOCK EXCHANGE
2ND QUARTER FINANCIAL ANNOUNCEMENT TELECONFERENCE
AUGUST 15, 2005


RA: Rich Adamonis of the New York Stock Exchange here with Amy Butte as well as David Karp of our law firm, Wachtell Lipton. We're here to discuss our second quarter earnings. The press release has been issued. What I'd like to do is offer Amy for a few opening remarks on the second quarter financials. Please note, too, that questions will follow. We'd like you to identify yourself and your affiliation when you ask a question. Know too that the forward-looking legend that appears in the press release also applies to this discussion. Now, Amy Butte.

AB: Good afternoon. I think today's results really indicate that we are on our way to where we want to be as an organization. First, we are positioning ourselves for growth. Second, we are managing our business to be more efficient. All these efforts, whether investment and growth, expense management, and what I will call blocking and tackling are setting the stage for incremental operating leverage at the New York Stock Exchange. First, what I am going to do is go through a little bit of summary results, give you some more details on the consolidated financial results. Once again, highlights relative to our positioning. And then, open up the call for questions.

The New York Stock Exchange for the second quarter of 2005 reported pre-tax income of $21.6 million, down versus $44 million in the first quarter of 2005, however, up materially versus the $4 million that was reported in the second quarter of 2004. Revenues of $276 million were down 4.2 percent versus the prior quarter but up 1.6 percent versus the year over year period, at $272 million.


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Expenses increased 4.1 percent to $255 million. However, were down five percent versus the prior year. Accounting for taxes and minority interest, our net income totaled $13 million for the second quarter, versus $26 million in the first quarter of 2005, and up materially from the five million in the second quarter of 2004. On a normalized basis, our results show even more improvement, particularly on a year over year basis. Taking out unusual items, both revenues and expenses, our pre-tax totaled $18.2 million for the second quarter of 2005, versus $20.1 million in the first quarter of 2005, and a negative $2.4 million in the second quarter of 2004.

I will highlight some of those unusual items when we get into the detail. But they are primarily driven by expense reimbursements, for insurance recovery, fines, and other unusual items. All in, we produced for the quarter, a pre-tax margin of 7.8 percent on a reported basis for the quarter, and 6.7 percent on a normalized basis.

In terms of details on that, let me take you through each one of the revenue and expense lines. Listing revenues in the second quarter totaled $85.5 million versus $86 million in the first quarter of 2005, and $82 million in the second quarter of 2004. Net new listings for the quarter totaled 36, versus a similar amount in the first quarter of 2005, but up more than 20 percent versus the 30 new listings in the first quarter of 2004. Trading fees equaled $38 million, flat, to slightly down versus prior periods, as New York Stock Exchange average daily volume actually increased on a year over year basis by six percent, but fell five percent on a link-quarter basis.

As many of you have heard me talk about before, our existing fee structure, which we are working to change, as we move towards 2006, particularly due to dollar caps and the two percent commission caps, has limited our ability to grow our trading revenues as the underlying drivers, our average daily volume, have also moved up over time. Market data fees totaled $46.3 million for the second quarter of 2005, up 4.8 percent versus the $44 million in the first quarter of 2005, and ten percent versus the $42 million in the second quarter of 2004.

A primary driver of that growth is growth in New York Stock Exchange proprietary products, which increased eight percent on a link-quarter basis, and more than 40 percent year over year. As we note in some of our statistics that are incorporated into the release, our market share of trades still totaled 89 percent during the second quarter, slightly down from prior periods. Regulatory fees equaled $32.2 million versus $29 million in the first quarter of 2005, and a similar amount in the second quarter of 2004. As many of you know, these fees are based primarily on regulatory service fees that are focus revenues reported by our member firms. The 11 percent growth quarter to quarter, and 12


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percent growth year over year is really the result of material growth and reported gross focus revenue. Those grew 27 percent year over year, and 22 percent on a link-quarter basis.

Really highlighting some of the strong blocking and tackling, and changes being undertaken by Rick Ketchum and Grace Vogel in the Member Firm Regulation area, to encourage our member firms to report more of their revenues within their U.S. broker-dealer.

Facility and equipment fees totaled $12.3 million, down about 2.4 percent versus the prior quarter, and 1.6 percent in the year ago period. Membership fees were also down, materially on a percentage basis, not that much on a dollar basis. Finally, data processing fees total approximately $48 million for the second quarter, versus $45 million in the first quarter, and $53.5 million in the second quarter of 2004. Once again, these represent the fees from non-New York Stock Exchange customers, of SIAC.

Investment and other income totaled $13.8 million in the second quarter, versus $31.8 in the first quarter of 2005, and $12.9 million in the second quarter of 2004. Investment and other income represented the largest percentage of that, of $10.4 million in the second quarter, as compared to fines as well as other income from SIAC. As many of you recall, we collected a $19 million fine from Morgan Stanley in the first quarter of this year, which represents the material charge in terms of this line item.

As we move over to expenses, our compensation equaled $127.4 million in the second quarter of 2005, flat with the first quarter, and down slightly versus the $132.6 reported in the second quarter of 2004. New York Stock Exchange operating net revenue represented 33 percent in this quarter as compared to 29 percent in the first quarter of 2005, and a similar 33 percent in the second quarter of 2004. Once again, that is on a non-GAAP basis, but will help to give you a sense of where we are in terms of our compensation ratios, and our market business as compared to the consolidated effect.

Systems expense totaled approximately $32 million in the second quarter of 2005. Flat versus the first quarter of 2005, but down seven percent versus the second quarter 2004 figure of $34.3 million. This number in the consolidation includes changes that take place at SIAC, which once again, operates on a cost recovery model. Depreciation expense totaled $26.4 million in the second quarter of 2005, flat versus the first quarter, but up versus the $22 million in the second quarter of 2004. In December of 2004, we initiated changes in our depreciation policies, as we shortened the useful lives that we used in our depreciation. That led to higher reported depreciation expense.


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The occupancy expense remained flat in the second quarter of 2005 at $17.3 million. However, G&A showed an increase versus the first quarter, but a down-tick versus the second quarter of 2004, at $17.9 million versus $15 million on a link-quarter basis, and $22.3 million in the year ago time period. This is beginning to show the results of changes in our advertising spending, changes in some of the policies the procedures that we've begun to implement, as well as just general changes in our accrual policies in terms of accounting for our G&A.

Professional services equaled $35.7 million in the second quarter of 2005, as compared to $28 million in the first quarter this year, and $41.1 million in the year ago period. As we've been reporting, our legal expense continues to be a major driver of our professional services line. Those numbers equaled $8.7 million in the second quarter, as compared to $6.3 million in the first quarter, and closer to $13 million in the second quarter of 2004. We have not included a large amount of merger-related expenses within our numbers. We estimate approximately one million of our merger-related expenses to date have been capitalized in the second quarter. The remaining will be capitalized as we move forward, and move closer to a closing date.

In terms of segment reporting, I want to give you a sense of, although we have not provided complete details on a segment basis, I think many of you have seen our segment results within the S-4. As I started to mention before, New York Stock Exchange market financial performance represented revenue of $225 million in the second quarter, expenses of $209 million, and pre-tax of $16 million. On a normalized basis, it would be pre-tax of $12.6 million, as compared to $24.1 in the first quarter of 2005, and a negative $3.7 in the second quarter of 2004.

For SIAC, on a segment basis, $116.9 million of revenues, expenses of $111 million for a pre-tax of $5.6 million. That compares to a pre-tax of minus $4 million in the first quarter of 2005, and a pre-tax of $1.3 million in the second quarter of 2004. Once again, the segments do not incorporate the process of consolidation, which you are seeing through the consolidated results in the press release. And also, highlight once again the cost recovery nature of SIAC's business model.

Once again, I want to summarize kind of how we see our positioning for growth efficiency, and just general operating leverage expansion. In terms of positioning for growth, I would highlight a few things. First, year to date, our net new listings are up 16 percent to 73 in 2005 versus 63 in 2004. Second, we continue to expand and make commitments to our ETF business. As part of our BGI deal, we added 61 ETFs, and we have an additional 15-plus


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products in our pipeline for the upcoming quarters. To date, we represent approximately 90 of total 190 ETFs in the marketplace.

Third, our fixed income build-out is the automated bond system which was launched in 1977, continues to gain momentum, with our SEC exemption that came recently, plans to have over 5,000 issues in our bond system. And we are continuing to make a commitment to upgrading our technology, and communicating with the street.

Finally, our revenue analysis that we began to talk about well over a year ago is fully underway. Our philosophy, as a reminder, is not necessarily to increase fees in the short term, or in aggregate, but to position the NYSE's revenue to grow with underlying drivers on a go-forward basis. To this end, we have a filing with the SEC related to our listing fees, and we've also been talking to our member firms surrounding floor and transaction fee changes. We will seek to implement those changes at the beginning of next year, such that we can continue to grow the underlying drivers. And once again, I just encourage people to look at trading fees as they have stayed flat, even as trading volume has either gone up, or gone down. Our goal is to be able to move with the underlying growth in our anticipated market volume.

Improved efficiencies. We continue to make investments in our corporate governance and regulatory systems. As a reference, regulation and corporate governance increases represent more than 80 percent of the year to date increase in non-legal, non-SIAC professional services expense. Once again, our legal expense is leveling off. It's down 31 percent year over year, and 25 percent year to date. And we believe that it will continue at kind of a downward trend, not including merger-related expenses, as we move forward in the rest of the year.

Finally, G&A is down year over year, and ten percent year to date. Our operating G&A is down further than the consolidated results even illustrate. Reduced advertising is the primary driver, but we are making inroads with new policies and procedures specifically as related to T&E, and just general spending within the organization.

Finally, I'd like to highlight our blocking and tackling, or what I call good business initiatives. There are two that I'd like to highlight. First, we're seeing improved financial results from our investment portfolio. While the average investment portfolio assets stayed flat on a year over year basis, investment returns increased nearly 50 percent versus that year ago period. If you incorporate the reallocation to tax-free securities and the impact on our overall tax rate, we think the benefit is even greater.

And finally, I'd like to highlight the changes in our regulatory member firm structure. Our regulatory fees increased 11 percent quarter to quarter, and approximately the same year over year, as our reported growth focus revenue increased by more than 30 percent on that same period basis. There was no change in pricing, rather it represents the effort by our member firm regulation department to encourage a greater percentage of the business being done in the U.S. broker-dealer.

With that, I'd like to open up the call for questions.

(RA): And please identify your name and affiliation with your question.

W: This conference is now in question and answer mode. To alert the speaker that you have a question, press one, then zero. Each question will be asked in the order it was received.

EO: This is Edgar Ortega, Bloomberg News, New York.

AB: Hi, Edgar.

EO: How are you?

AB: Good, how are you?

EO: Good, thank you. I just wanted to, I guess, I have two questions. First, if you might be able to help me out and give me a little bit more of a sense. You mentioned that your results are due on the one part, you know, to the good blocking and tackling, minding your expenses. Does this include some staff cuts that you've seemed to outline in the S-4? Or, is it mostly the kind of impact in terms of you know, lower legal expenses that you kind of outlined a little bit?

AB: This does not incorporate any staff or head count reductions that were outlined in the S-4. It is primarily due to legal expense adjustments, particularly on a year over year basis. Reduced advertising expenditures, primarily on a year over year basis. As well as lower G&A expenses pretty much across the organization, particularly in travel and entertainment, and kind of general spending, due to changed policies that were implemented in December of 2004.

In terms of the head count reductions that were identified within the S-4, those are based relative to our 2005 budgeted head count numbers of 1741. At the time that the deal was announced, we identified that if we simply held our head count flat, we would reach those objective. And we continue as an organization to manage through whether we need to make those reductions in order to meet our expense targets.

EO: Okay. Can you talk maybe more broadly about you know, maybe is it a new emphasis at the Exchange to be so mindful about expenses? You know, can you kind of give us a broader thought on the kind of trends you're seeing there?

AB: That's a great question. Since, I would say, definitely since John's arrival, and my arrival at the Exchange, kind of going back to January of 2004, we've sought to really interject more of a public company mindset around our daily operating results. I think that historically, the Exchange operated as a not-for-profit entity. When you move to a for-profit structure, and I think particularly as you contemplate and move towards not just a for-profit structure, but a public for-profit structure, that implies a very different mindset. We've changed a lot of our policies relating to procurement, relating to travel and entertainment. Just relating to practices across the Exchange. And we're seeking to kind of see those inroads on our financial results.

EO: Okay, and just last one, if I may. I talked briefly about your investment income. I understand from the S-4, that you reconfigured that investment portfolio at the end of last year. Is that why you're having these sort of better results? And can you just help us a little bit to understand the kind of structure of that portfolio? It's mostly invested in fixed income securities, as I understand. But you know, are there other guidelines that you have in terms of how you invest that money?

AB: Right. It is fixed income related. It still has a very short duration. The average duration of the portfolio is less than 1.3 years. So, it's still very mindful of kind of a low risk point of view towards our cash position. If you recall, we have cash obligations related to the deal that we're very mindful of as well. However, our after-tax return has gone from a negative number to something that is much more positive on a very similar sized portfolio.

EO: Are there, I mean, do you have to hold that amount of money in investments because of regulatory issues? Or, is it just you know, money that the Exchange has to invest in a variety of different ways, and you know, it decided to allocate it in fixed income securities in this way?

AB: That's actually a good question. Our average portfolio is well over $1.1 billion. However, excluding the kind of SEC activity assessment fees that we pay to the SEC twice a year, the amount that would define as kind of free cash fluctuates closer to about $850 million. And that $850 million represents cash that we are not putting into use in different ways. We've continued to, historically, there's been a very conservative point of view relative to that cash. If you recall, going back a few years, there's was consideration of building a new trading floor, taking on a new building. And it just has a very conservative approach. As we move forward, we're looking to kind of develop more of a return on investment philosophy, related to that cash on hand that's available for investments and other corporate purposes.

RA: May I ask to move on to the next questioner please?

EO: Thank you.

JD: Oh, hi, this is James Doran, with The Times of London. Firstly, stop me if this question's already been asked. I just wanted to ask about the million dollars of merger related expenses that you mentioned being capitalized in Q2, with the rest being capitalized at some point in the future. Are you able to quantify how much that remains to be capitalized, and why you chose to capitalize this small amount in Q2 this year?

AB: I will tell you, it is much larger than the million dollars in terms of where we're estimating it right now. I would prefer not to give that dollar figure as it stands, because I would assume that it will continue to grow as we move forward with ...

JD: Can you give us a ballpark?

AB: You know, I would say approximately $14 - $15 million is where it stands right now. And due to the fact that we are the buyer of Archipelago we have different accounting rules, which basically suggest we can't expense it to date. And we've only capitalized a small portion.

JD: Okay. Why were you able to capitalize on a small portion? I'm just wondering why any of it's capitalized at all. That's all.

AB: It's just a small amount that's based on what it was allocated towards. And I just wanted to identify that we had a very small amount without our second quarter results.

JD: Thanks very much.

RA: Next questioner please? If there are no more questions, we'll give a moment, and then we'll close the call. If you have a question, please enter.

RA: Thank you very much. If you have any question, feel free to call me, Rich Adamonis. Eric Ryan, or Ray Pellecchia. You have our numbers. We'll be happy to take your calls and make Amy available. Thank you very much.

(END)


IMPORTANT ACQUISITION INFORMATION WITH RESPECT TO THE MERGER

In connection with the proposed merger of the New York Stock Exchange, Inc. ("NYSE") and Archipelago Holdings, Inc. ("Archipelago"), NYSE Group, Inc. filed a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC") on July 21, 2005, containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The Registration Statement has not yet become effective. The parties will file other relevant documents concerning the proposed transaction with the SEC.

Such final documents, however, are not currently available. NYSE MEMBERS AND ARCHIPELAGO STOCKHOLDERS ARE URGED TO READ THE FINAL JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. NYSE members and Archipelago stockholders can obtain a free copy of the final joint proxy statement/ prospectus, as well as other filings containing information about the NYSE and Archipelago without charge, at the SEC's website (http://www.sec.gov). Copies of the final joint proxy statement/ prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to the Office of the Corporate Secretary, NYSE, 11 Wall Street, New York 10005, 212-656-2061 or to Archipelago,
Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284. The NYSE, Archipelago and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago's directors and executive officers is available in Archipelago's proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005.

Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release may contain forward-looking information regarding the NYSE and Archipelago and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving the NYSE and Archipelago, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of NYSE's and Archipelago's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of NYSE members or Archipelago shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago's filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on Archipelago's website at http://www.Archipelago.com, and the Registration Statement on Form S-4 filed by NYSE Group, Inc. with the SEC on July 21, 2005.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligation to disclose material information under the Federal securities laws, none of the NYSE, Archipelago or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this press release.

The NYSE, Archipelago and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago's directors and executive officers is available in Archipelago's proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.